[Letterhead of Unity Wireless Corporation]

March 7, 2001

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington D.C. 25409
Attn: David Link

  Unity Wireless Corporation
  Amended and Restated Registration Statement on Form SB-2, File No. 333-55918
  Application for Withdrawal

Ladies and Gentlemen:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Amended and Restated Registration Statement on Form SB-2, together with all exhibits thereto, filed on February 16, 2001, Commission File No. 333-55918. We respectfully request that an Order granting immediate withdrawal be issued by the Commission as soon as reasonably possible.

    If you have any questions regarding the foregoing application for withdrawal, please contact Susan E. Lehr at Monahan & Biagi, PLLC, legal counsel to the Registrant, at (206) 587-5700.

                      Sincerely,

                      Unity Wireless Corporation

                      /s/ ROLAND SARTORIUS

                      Roland Sartorius
                      Chief Financial Officer

cc:  Monahan & Biagi, PLLC